SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 16)*

Emisphere Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

291345106

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

(Page 1 of 17 Pages)

CUSIP No.:	291345106	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,515,137
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,515,137
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,515,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,947,381
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,947,381
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,947,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500,315
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,500,315
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,895,579
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,895,579
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,895,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,395,894
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,395,894
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,395,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,343,275
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,343,275
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,343,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,343,275
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,343,275
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,343,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,557,573
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,557,573
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,557,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

Page 11 of 17 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 16, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”), Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6”), Amendment No. 7, filed on August 21, 2009 (“Amendment No. 7”), Amendment No. 8, filed on August 25, 2009 (“Amendment No. 8”), Amendment No. 9, filed on June 9, 2010 (“Amendment No. 9”), Amendment No. 10, filed on August 2, 2010 (“Amendment No. 10”), Amendment No. 11, filed on August 27, 2010 (“Amendment No. 11”), Amendment No. 12, filed on December 22, 2010 (“Amendment No. 12”), Amendment No. 13, filed on July 1, 2011 (“Amendment No. 13”), Amendment No. 14, filed on July 8, 2011 (“Amendment No. 14”) and Amendment No. 15, filed on June 5, 2012 (“Amendment No. 15”, and, together with the Initial 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14, the “Schedule 13D ”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005. Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 15.

Item 2. Identity and Background

Item 2 is hereby amended by deleting such item in its entirety and replacing it with the following:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	MHR Capital Partners Master Account LP (“Master Account”);

(ii)	MHR Advisors LLC (“Advisors”);

(iii)	MHR Institutional Partners II LP (“Institutional Partners II”);

(iv)	MHR Institutional Partners IIA LP (“Institutional Partners IIA”);

(v)	MHR Institutional Advisors II LLC (“Institutional Advisors II”);

(vi)	MHR Fund Management LLC (“Fund Management”);

(vii)	MHR Holdings LLC (“MHR Holdings”); and

(viii)	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This Statement relates to securities held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP (“Capital Partners (100)”), Institutional Partners II and Institutional Partners IIA, each (other than Master Account) a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Shares reported herein which are held for the account of each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA. MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own any securities that are deemed to be beneficially owned by Fund Management. Dr. Rachesky is the managing member of Advisors, Institutional Advisors II and MHR Holdings and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

The Reporting Persons:

        The principal business of Master Account, Institutional Partners II and Institutional Partners IIA is investment in securities. Advisors is a Delaware limited liability company and the general partner of Master Account and Capital Partners (100). The principal business of Advisors is to provide management and advisory services to Master Account and Capital Partners (100). Institutional Advisors II is a Delaware limited liability company and the general partner of each of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA and other affiliated entities. The principal business of MHR Holdings is to act as the managing member of Fund Management. Current information concerning the identity and background of the officer of Advisors, Institutional Advisors II, Fund Management and MHR Holdings is set forth in Annex A hereto which is incorporated herein by reference in response to this Item 2. Dr. Rachesky is the managing member of Advisors, Institutional Advisors II and MHR Holdings. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

The maturity date under the Convertible Notes was on September 26, 2012. As reported by the Issuer on Form 8-K, dated September 26, 2012 (the “Form 8-K”), the Issuer did not pay the amounts due and payable under the Convertible Notes on the maturity date. As of the maturity date, the aggregate principal amount outstanding under the Convertible Notes was approximately $30.5 million.

In addition, the principal balance on the Reimbursement Note and Second Reimbursement Note (collectively with the Convertible Notes, the “Matured Notes”), in the aggregate principal amounts of $500,000 and $100,000, respectively, became due and payable on September 26, 2012. As further reported by the Issuer on the Form 8-K, the Issuer did not pay the amounts due and payable under the Reimbursement Note and Second Reimbursement Note.

The Reporting Persons have notified the Issuer that they are prepared to enter into discussions with the Issuer regarding proposals relating to the Matured Notes and that they reserve all rights and remedies in connection with the Matured Notes. There can be no assurances as to the outcome of such discussions.

Page 12 of 17 Pages

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth in this Statement are based on information contained in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2012, which disclosed that there were 60,687,478 Shares outstanding as of August 1, 2012.

All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of Warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes were converted into Shares as of such date.

(a) (i) Master Account may be deemed the beneficial owner of 10,515,137 Shares (approximately 16.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 6,226,054 Shares held for the account of Master Account, (B) 2,704,898 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares and (C) 1,584,185 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes.

(ii) Capital Partners (100) may be deemed the beneficial owner of 1,432,244 Shares (approximately 2.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 847,125 Shares held for the account of Capital Partners (100), (B) 368,479 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (C) 216,640 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes.

(iii) Advisors may be deemed the beneficial owner of 11,947,381 Shares (approximately 18.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 6,226,054 Shares held for the account of Master Account, (2) 2,704,898 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares and (3) 1,584,185 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, and (B) (1) 847,125 Shares held for the account of Capital Partners (100), (2) 368,479 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (3) 216,640 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes.

(iv) Institutional Partners II may be deemed the beneficial owner of 7,500,315 Shares (approximately 11.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 3,240,750 Shares held for the account of Institutional Partners II, (B) 2,535,842 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (C) 1,723,723 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes.

(v) Institutional Partners IIA may be deemed the beneficial owner of 18,895,579 Shares (approximately 26.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 8,164,436 Shares held for the account of Institutional Partners IIA, (B) 6,388,557 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (C) 4,342,586 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.

(vi) Institutional Advisors II may be deemed the beneficial owner of 26,395,894 Shares (approximately 34.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 3,240,750 Shares held for the account of Institutional Partners II, (2) 2,535,842 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (3) 1,723,723 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, and (B) (1) 8,164,436 Shares held for the account of Institutional Partners IIA, (2) 6,388,557 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 4,342,586 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.

(vii) Fund Management may be deemed the beneficial owner of 38,343,275 Shares (approximately 47.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

(viii) MHR Holdings may be deemed to be the beneficial owner of 38,343,275 Shares (approximately 47.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5 by virtue of MHR Holdings’ position as the managing member of Fund Management.

(ix) Dr. Rachesky may be deemed the beneficial owner of 38,557,573 Shares (approximately 47.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors and Institutional Advisors II, (B) 14,000 Shares that can be obtained upon the exercise of certain options to purchase Shares, (C) 195,000 Shares that can be obtained upon the exercise of certain non-qualified stock options to purchase Shares and (D) 5,298 Shares held for his own account.

Page 13 of 17 Pages

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 10,515,137 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 10,515,137 Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 1,432,244 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 1,432,244 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 11,947,381 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 11,947,381 Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 7,500,315 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 7,500,315 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 18,895,579 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 18,895,579 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 26,395,894 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 26,395,894 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 38,343,275 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 38,343,275 Shares which may be deemed to be beneficially owned by Fund Management as described above.

(viii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 38,343,275 Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 38,343,275 Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(ix) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 38,557,573 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 38,557,573 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) Not applicable.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(e) Not applicable.

Page 14 of 17 Pages

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated as of September 28, 2012, by and among Master Account, Advisors, Institutional Partners II, Institutional Partners IIA, Institutional Advisors II, Fund Management, MHR Holdings and Dr. Rachesky.

Page 15 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 27, 2012	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

/s/ Janet Yeung, Attorney in Fact

Page 16 of 17 Pages

Annex A

Reporting Person	Name/Citizenship	Principal Occupation	Business Address
Fund Management	Mark H. Rachesky, M.D. (United States)	President	40 West 57th Street 24th Floor New York, NY 10019
MHR Holdings	Mark H. Rachesky, M.D. (United States)	President and Managing Member	40 West 57th Street 24th Floor New York, NY 10019
Institutional Advisors II	Mark H. Rachesky, M.D. (United States)	President and Managing Member	40 West 57th Street 24th Floor New York, NY 10019
Advisors	Mark H. Rachesky, M.D. (United States)	President and Managing Member	40 West 57th Street 24th Floor New York, NY 10019

Page 17 of 17 Pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Emisphere Technologies, Inc., dated as of September 27, 2012, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: September 27, 2012	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

	By:	/s/ Janet Yeung, Attorney in Fact